NEWS RELEASE

Preliminary Assessment Indicates Positive Results for

New Polaris Gold Mine Project, BC

Vancouver, Canada – August 20, 2007 - Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, DBFrankfurt: CAN) announces that a preliminary assessment of building an 80,000 oz per year gold mine at the New Polaris property in northwestern BC has now been completed with positive results. At a US$650 per oz gold price, the project generates a pre-tax undiscounted net present value (NPV) of CA$60.4 million and a pre-tax tax internal rate of return (IRR) of 14.9% (after-tax NPV of $40.9 million and after-tax IRR of 11.1%).

Canarc management commissioned Moose Mountain Technical Services (MMTS) as independent consultants to work with Canarc personnel in developing the conceptual mine plan and mining capital and operating costs; Jasman Yee and Associates Inc. for the metallurgical testwork, process design, mill capital and operating costs; and Beacon Hill Consultants (1988) Ltd. for the financial analysis.  All three consultants contributed to the preliminary assessment for an 80,000 oz per year, high grade, underground gold mine at New Polaris.  J.H. (Jim) Gray, P.Eng. of MMTS is the Qualified Person for the preliminary assessment report.

The base case production model is summarized below:

Scheduled Resources	806,000 tonnes measured and indicated grading 13.2 gpt Au (after dilution) and 944,000 tonnes inferred grading 11.9 gpt Au (after dilution) and a 9 gpt cutoff
Production Rate	600 tonnes per day
Grade	12.5 grams per tonne (diluted 20%)
Recoveries	91% gold into concentrate
Output	80,000 oz gold per year
Mine life	8 years

The base case financial parameters are as follows:
Gold Price	US$ 650 per oz
Exchange Rate	US$ 0.90 = CA$ 1.00
Capital Cost	CA$90.5 million
Cash Cost	US$ 327 per oz (excluding offsites)

Pre-Tax After-Tax
Net Present Value (NPV) (0%)	CA$60.4 million CA$40.9 million
NPV (5%)	CA$32.6 million CA$18.4 million
NPV (8%)	CA$20.3 million CA$ 8.3 million
NPV (10%)	CA$13.4 million CA$ 2.7 million

Pre-Tax After-Tax
Internal Rate of Return	14.9% 11.1%
Payback Period	3.8 years 4.7 years

The preliminary assessment indicates that the New Polaris base case production model and financial parameters have positive potential and therefore further work is recommended to optimize the project and complete a feasibility study.

The preliminary assessment is based on resources, not reserves, and a portion of the modeled resources to be mined are in the inferred resource category. Resources are normally considered too speculative geologically to have economic considerations applied to them so the project does not yet have proven economic viability.  The New Polaris current resources were previously disclosed in a news release dated February 1, 2007 and in a NI 43-101 technical report filed on SEDAR on March 15, 2007.

The CA$90.5 million capital costs include CA$19 million to complete a feasibility study, as well as the capital needed to purchase equipment, further develop the mine and construct the plant and site infrastructure. The US$327 per oz cash cost includes site related costs prior to the shipping and sale of concentrates. Offsite costs for concentrate transportation and processing are treated as deductions against sales.

The Net Present Values are life of mine net cash flows shown at various discount rates.  The Internal Rates of Return assume 100% equity financing.

The New Polaris project is sensitive to the price of gold. At US$600 per oz gold, the pre-tax NPV is CA$26 million with an IRR of 7%, or an after-tax NPV of CA$18 million and an IRR of 5%.  At US$750 gold, the pre-tax NPV jumps to CA$130 million and the IRR increases to 29%, or the after-tax NPV increases to CA$87 million and the IRR increases to 22%.

The project is also sensitive to the US$/CA$ exchange rates and gold recoveries. Each 1% change in the US$/CA$ exchange rate indicates a change of approximately CA$0.3 million in after-tax undiscounted NPV.  Changes in recoveries produce similar results.

Canarc’s management believes that opportunities exist to improve the base case model such as:

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Increasing resources and therefore mine life;

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Increasing gold recoveries and concentrate grades;

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Increasing production to enhance economies of scale;

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Reducing transportation costs; and

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Reducing offsite processing costs.

The main cost risks include:

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Rising engineering and construction labour and equipment costs due to limited availability;

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Escalating capital costs if there are project delays;

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Rising operating costs due to inflation and commodity shortages; and

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Fluctuations in US$/CA$ exchange rates.

Additional flotation test work is now underway to try and improve gold recoveries and concentrate grades. Autoclave and bio-leach test results will also be completed within the next month, which should allow management to initiate discussions with potential buyers of the New Polaris concentrates.

The base case model includes conventional barging of concentrates off-site during the summer season. However Canarc’s neighbour, Redcorp Ventures, has applied for permits to operate year-round air cushion barges, (“ACB’s”) towed by amphibious vehicles (“Amphitracs”) in order to service their proposed Tulsequah Chief mine.  Such technology may also be advantageous for Canarc and will be evaluated as part of a feasibility work program.

Canarc is now considering a feasibility work program to include driving a decline from surface down to the 1050 mine level (1000 feet below surface), developing one or more drifts and raises within the C vein, trial mining to extract a bulk sample, shipping and processing of a representative portion of the bulk sample for final metallurgical testing, finalizing the process flow sheet and completing a feasibility study at an estimated cost of CA$18.7 million, subject to financing.

Bradford Cooke, Chairman and CEO, commented “It is gratifying to see the New Polaris gold mine project come through a rigorous preliminary assessment of building an 80,000 oz per year high grade underground gold mine with positive results.  While sensitive to the $US exchange rate, New Polaris is tremendously leveraged to the price of gold.  Management is currently assessing its alternatives for advancing the project through the feasibility phase.”

An NI 43-101 technical report pertaining to the preliminary assessment will be authored by Jim Gray, P. Eng. of Moose Mountain Technical Services and filed on SEDAR within 45 days.  Bruce Bried, P. Eng., is the Qualified Person who reviewed the technical disclosures herein.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is currently focused on advancing its New Polaris gold mine project in British Columbia, exploring the large Benzdorp gold property in Suriname and acquiring attractive gold exploration and mining projects in Mexico.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.  We seek safe harbour.